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Teaching the world languages through music

PITCH VIDEO   INVESTOR PANEL



UNIVOICE

univoice.app   Austin TX









Technology   Entertainment   Software   Music   B2C

OVERVIEW   DETAILS   UPDATES 28   WHAT PEOPLE SAY 68   ASK A QUESTION 24

Highlights

1. 📈 We're disrupting the $13B online language market with the scientifically-backed method of music
2. 👨‍💼 Our Board consists of execs from Spotify & Babbel (world's highest-grossing language app)
3. ⭐ Rated 4.6/5 on Apple Store & 4.7/5 on Play Store
4. 🏆 Awarded "Top 50 Tech Innovators & Influencers" at InterCon 2020
5. 💰 We've raised $560,000 (and counting) in pre-Seed round
6. 😍 Our app is beating industry standards in user engagement
7. 👨‍💻 Core team has 30 yrs in startup experience; early stage employees at 3 startups acquired for ~$1B
8. 🚀 We're sustaining 101% monthly growth in new users and 74% monthly growth in active users

Our Team



Sami Halabi Founder | CEO

Corporate: Contributed to unprecedented 58% annual growth in Fortune 50 demand marketing organization (from $190M → $301M) | Startup: Launched my company during SXSW, the largest music festival in the world, at Louis Black (the Founder's) home

With 20+ years expertise in both language learning + music, I'm presently learning my 5th language and continuing to perform piano + vocals at every opportunity. I'm blending my passion with my Fortune 50 management experience, to fulfill my life purpose of energizing the language-learning process in a way that's equally entertaining + educational.



Bryan Riester Head of Product & Operations

Education through gaming development work can be found in middle schools throughout the U.S. 14+ years in product development & team management.



Enrique Ortiz Head of Engineering


Enrique Ortiz · Head of Engineering

30 years experience in Tech; namely, in engineering, products, management, and as chief technologist. SXSW Advisory Board member for 10 years. Author of 2 books on mobile development and 4 patents. Named a Top 50 Mobile Influencer by SAP.

The Story of Univoice

Though we established the company in 2018, the idea of Univoice has been in my mind and on my heart for decades on end.

For the past 2+ years, the team has been hard at work bringing this vision to reality.

Univoice is an app built to teach languages. We're utilizing the disruptive, scientifically-backed method of music to make language learning more fun, addicting, and effective.

What Our Users Have to Say

> *"Finally a way to learn languages through song, Eureka! Time to brush up on some of those friendly greetings" ---- PurpleSquirrelInc*

> *"The hardest part of learning a new language for me has always been memorization, until I started learning through songs. It's far easier to remember lyrics than lectures and lessons." ---- Nikolaj A.*

> *"Good to use with friends as a double karaoke / language learning activity." ---- Mirthful mermaid*

> *"I have been wanting to learn Spanish for a long time, but I would always get bored taking classes and using other apps. Univoice got me excited about learning again!" ---- Sydney M.*

> *"I love this app! Learning a language through song...it's genius! Can't wait to see my progression in Spanish!" ---- KipKun*

> *"This is so cool! Been wanting to learn Spanish (fluent in English and French!) and this is SO easy/fun to use. Telling all my friends to stop binging Netflix and use this app!" ---- libbyfirer*

> *"Hemos intentado todo en mi familia para aprender inglés y esta es la forma más entretenida de hacerlo. Duolingo pero mucho mas divertidoooooo." ---- veritopw*

> *"It's incredible that something like this is so effective. I am so excited to learn a different language with songs I love." ---- JC925*

From age 6 to 26

Ever since I could crawl, I've been woefully obsessed with 2 things: music & languages. Growing up in a trilingual household (speaking Arabic at home, French at school, & English in society), I was raised with a deep fascination for language and culture. Starting at the age of 6, I began playing piano & singing.

I would also envision a world free from cultural and linguistic barriers; one in which we'd seek to see the world through one another's eyes, and - in so doing - engender a cross-cultural understanding that would turn our global conflicts into global opportunities.

Fast-forward 20 years. Today, I speak 5 languages (aiming for 7 by age 30), perform music any chance I get, and am working hard to turn my dream world into our real world.


Learn With Music, Change Your Life — from Sami Halabi



Proficient in 3 months?!

By the time I began self-teaching German in high school, I had become disillusioned by the language platforms out there. Every tool was either too academic, impractical in its teachings, repetitive, or didn't stick. Until, one day, I stumbled across a German music playlist. Once I started listening, I couldn't stop. I began picking up vocabulary quickly, tracking grammatical patterns, and couldn't get the songs out of my head. I became conversational in 3 months' time.

Teaching languages through music... gone viral

I started teaching languages the same way I had learned German: through music. After amassing 12 language students from ages 8 to 38 who had raved about my 'learn through music' method, I created an Instagram channel to extend my impact to the masses!

Starting a video series, in which I'd write original grammar jingles to familiar Disney tracks, launched my content to virality: 10,000+ views and 150+ comments per post.

Here's a sample video that drew high engagement:



The 4 German Cases are "Part of Your World"

From passion project to scaling startup

Call it chance, call it destiny. In July of 2018, I attended a networking event, during which a venture partner from the Mercury VC Fund approached me. After a series of questions on my background, we landed at my side hustle of teaching languages.

> "Why would I hire you as a language teacher?" he asked; "There are millions worldwide."

> "Well, my students from ages 8 to 38, love learning through music."

> "Through music? Languages through music... Have you thought of turning that into a business?"

Well, your mind can fill in the rest. One question & realization after another, a company was born. Incorporated in September of 2018, soft launched March of 2019 in Austin, TX, at Louis Black's home - co-founder of the world's largest music festival: SXSW.

Here at Univoice, we've built the 1st mobile app in market that teaches languages exclusively through music. We currently feature English, Spanish, French, and German, with plans to expand in the future. We run on a subscription-based

model, in which users pay a monthly, weekly, quarterly, or biannual fee to access all featured songs & languages.

After amassing 3500+ downloads (organically) with our beta product, we launched our first paid version in late February 2021. Since then, we have achieved some major milestones:

- In Q1 of 2021, we witnessed a ~101% monthly increase in new devices, ~74% monthly increase in active devices, & ~32% monthly increase in sessions
- In May (our 3rd month generating revenue), we surpassed 1% free user to paid subscriber conversion rate
- We drove down user acquisition costs by 31% from Feb - Apr, & are projecting another 30+% reduction by late-July
- Over 20 news mentions including CNN coverage of our U.S.-Mexico cross-border concert & a homepage feature on the American Inno: https://bit.ly/3pZWUfD

Hear from our investors, advisors, and team members


Meet Angel Investor, Nick Litz
from Sami Halabi
Nicholas Litz; CPA, CFA, MBA
01:13
vimeo


Meet Lead Investor, Eugene Bond
from Sami Halabi
Hi! I'm Eugene, Technology Advisor at Univoice.
02:03
vimeo


Meet Advisor & Investor, Kris Laumann
from Sami Halabi
01:01
vimeo


Meet the Univoice Engineering & Product Team
from Sami Halabi


C. Enrique Ortiz
05:23
vimeo

On behalf of the Univoice Team, thank you for reading through and following our journey.

Join us today and help us make the world a more connected and harmonious place.

Rock on 🎸⚡🌎


How It Works (Overview)
1
Select your target language
2
Choose your music genre
3
Scroll and select your song
4
Follow along translations in your language
5
Sing with artist, get immediate feedback!

A 5 Step Guide to Learning With Univoice


Monetization Model: 2021
Q1 2021
Subscription
Premium
All content access, in all 4 languages
Weekly $2.99
Monthly $8.99
Quarterly $17.99
Bi-Annual $35.99
Q3 2021
Subscription and In-Store Credits
Premium
All content access, in all 4 languages
Weekly $2.99
Monthly $8.99
Quarterly $17.99
Bi-Annual $35.99
Single Plays
Buy additional plays a la carte
1 Play $0.99
3 Plays $1.99
5 Plays $3.49
10 Plays $6.99

Our Subscription Business Model


Breakeven Analysis: 2020–2023
All figures on this graph are cumulative, not per annum.
18,000,000
16,000,000
14,000,000
12,000,000
8,000,000
6,000,000
4,000,000
2,000,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
1,450,866
Dec. 2020
Dec. 2021
Dec. 2022
Dec. 2023
Revenue
Expenses
Users
Disclaimer: forward projections cannot be guaranteed

Language Can Be Profitable

S	Strong (High)
A	Average (Medium)
W	Weak (Low)

Company	Speech Recognition	Real-Life Applicability	Variety of Lesson Methods	Lesson Depth	Price Class	Motivational Methods	Sensory Engagement	Cultural Context	Dialect & Idiomatic Speech	Granularity & Timeliness of Feedback	Grammar Instruction
Univoice	S	S	W	W	S	S	A	S	S	S	W
Duolingo	S	W	S	S	W	A	A	W	A	A	S
Lirica	W	S	S	W	A	W	A	S	S	A	W
Babbel	W	A	S	S	W	W	A	A	A	A	A
Rosetta Stone	S	S	S	S	W	A	S	A	A	S	S
Speekoo	W	S	W	A	S	W	W	A	W	A	W
Busuu	A	S	S	A	A	W	A	A	S	A	S

Pimsleur	W	A	W	W	A	W	W	W	A	W	W
Memrise	W	A	A	W	S	A	S	W	A	A	W
HelloTalk	W	W	A	W	A	W	A	W	S	A	S
Mango	W	S	W	S	A	W	W	S	W	W	W
Mondly	S	S	S	A	A	A	S	S	A	A	S

Our Clear Competitive Advantage

FAQ

What's your startup's next major milestone & how are you tracking towards it?

- Our next milestone is release of our Version 2 product (projected late 2021), which will feature a complete redesign, new value system, gamification and personalization features, such as: (1) customizable playlists (2) "favorites" shortlist (3) leaderboards (4) missions (5) difficulty modes (e.g. slow, medium, fast tempo) and (6) 100's of new songs, including Top 100 Billboard tracks. With this new product launch, we plan to hit the following target metrics: Cost Per Install (CPI): $1.37 Download to Lead (D2L): 50% Lead to Conversion (L2C): 2.25% Customer Lifetime Value: $24

What are your key competitive advantages?

- We are the only language app in market utilizing music as our core method - which is scientifically proven to be the most effective learning method for long term retention and information recall 2) We are the first to teach slang, idiomatic, and colloquial speech, in addition to proper "textbook" language 3) Our pronunciation accuracy assessment is phonetic based (grading your pronunciation syllable by syllable), while many solutions - even market leaders - do a tonal assessment, which is far less accurate 4) Our app is naturally 'language flexible' - if you are a speaker of any of our supported languages, you can learn any of our other supported languages. Other apps must custom create a Spanish track for French speakers, German for English speakers, Italian for German speakers.

What are your current & future streams of revenue?

- Our primary stream is subscription revenue; upon experiencing our 30 min / monthly freemium, users are prompted to purchase a weekly ($2.99), monthly ($8.99), quarterly ($17.99), or biannual ($35.99) subscription. Our secondary stream will be marketing revenue, in which we will target our free user base through brand-aligned, non-intrusive forms of in-app advertising. Future state: our tertiary stream will come from licensing out proprietary software currently in production - the first such tool is a content management system for managing transcription, translation, and synchronization of audio files. A second tool we are planning to build is a song-to-text algorithm that will greatly reduce the operational expense of manual transcription & synchronization.

How big is the current opportunity for Univoice?

- The online language learning market (which excludes offline learning, such as K-12, higher education, enterprise, or government language learning) surpassed $1B in 2006, $9B in 2017, and is projected to exceed $26B by 2027. Presently, there are up to 2 billion people learning languages globally, with an increasing number shifting to online, app-based methods of learning. As you can tell by the leap in the 2027 market size, this is an exponential rate of growth, fueled both by the accelerated transition from in-person to online learning & industry trends on both the consumer preferences and product development fronts. Our plan is to tackle the market segments which will give us the greatest upfront returns, then transition into the segments that require more time and effort to nurture. Namely, we're now solely focused on the consumer market segment, where there is the largest and quickest potential to scale. Following this, we'll launch a direct sales effort to onboard enterprise clients, and lastly, by Years 5 or 6, we'll tackle the education & government sectors, given that they require the most time and effort to nurture.

Why doesn't your product already exist? Has it been attempted before?

- It has been attempted, both by small players and big players, but failed for a variety of reasons. For small players, copyright infringement for unlicensed music content has been the leading reason for failure. For large players, the core reason was the lack of existing infrastructure. It was deemed a lot simpler for the established, 100-person didactics department to continue publishing lessons using traditional teaching methods, than to build out a whole new department for music licensing, song transcription, translation, and synchronization, document control, and more. Furthermore, a few specific barriers to entry include: (1) finding ample quality translation talent from all source languages to other languages offered; (2) building out and training an AI-driven speech recognition and scoring algorithm, which requires 100,000's to millions of data points for precision; (3) and, finally, initiating, managing, and closing music licensing deals takes anywhere between 6-18 months; in particular, the 'Big Four' music content owners, Sony, Universal, Warner Chappell, and Kobalt, manage an over-abundance in deal flow, which leads to extended negotiation timelines. And all the things mentioned above, from finding the right translation talent, to building out and training an AI engine, to closing reputable licensing deals, have been core focuses at Univoice, since our inception.

Why is now the right time to build Univoice?

- In a series of reports and data published by Reuters and Trust Pilot, consumer preference trends in our industry include: diversified content types and learning methods (to drive maximum engagement); a desire for contextually-relevant, rather than randomized, learning, and - of course - opportunities for learning language "on the go." On the front of product development trends, we've seen a growth in SMAC (which stands for social, mobile, analytics & cloud), as well as incorporation of Artificial Intelligence (AI), and gamification features for a delightful and sticky user experience. The world's online language learners are hungry for an equally educational and engaging solution, that both hooks them with a delightful, differentiated learning experience and helps them advance quickly along their learning journey.

What exactly are redemption rights and why are they being offered?

- Redemption rights are one of few pathways for angel investors to liquidate their startup investments. Namely, this is an opportunity for the company to buy out your shares at a 50-100% return on your investment (ROI). As per the term sheet, in this round, the redemption would occur at 50% above the purchase price for the 6 months following issuance (i.e. you buy at $0.44 per share, we buy back at $0.66 per share), and at 100% above the purchase price from months 7 - 18 post-issuance (i.e. you buy at $0.44 per share, we buy back at $0.88 per share).